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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                Amendment No. 10

                                      To

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
  UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                            ------------------------

                               WYANT CORPORATION
                       (Name of Subject Company (Issuer))
                         ------------------------------

                           PERKINS ACQUISITION CORP.

                              PERKINS PAPERS LTD.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                            MICHELE BEAUCHAMP, ESQ.
                              PERKINS PAPERS LTD.
                          77, MARIE-VICTORIN BOULEVARD
                                CANDIAC, QUEBEC
                                 J5R 1C3 CANADA
                           TELEPHONE: (450) 444-6400
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                   COPIES TO:

                             SANDY K. FELDMAN, ESQ.
                              FELDMAN & ASSOCIATES
                              10 EAST 40TH STREET
                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 481-3700
                           -------------------------

                            ------------------------
                                NOVEMBER 17, 2000
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $16,907,936                                          $3,381.59

*    For purposes of calculating amount of filing fee only. The amount assumes
     (i) the purchase by Perkins Acquisition Corp. of 2,270,617 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Wyant Corporation (the "Company"), at a purchase price in cash of $4.00 per share, representing all the Common Stock outstanding as of August 29, 2000,
     (ii) the purchase by Perkins Papers Ltd. of 1,333,333 shares of Class E Exchangeable Preferred Stock of Wood Wyant Inc., a Canada corporation and a wholly owned subsidiary of the Company, exchangeable on a one-for-one basis for shares of Common Stock, at a purchase price in cash of $4.00 per share, pursuant to the Stock Purchase Agreement as defined, and further described, in the Offer to Purchase, and (iii) the payment by Perkins Acquisition Corp. to holders of certain employee stock options, whether or not now exercisable or vested, of an amount in cash equal to the difference between $4.00 over the exercise price of such options (the "Option Payments"), pursuant to the Merger Agreement as defined, and further described, in the Offer to Purchase, in an aggregate amount of $328,898; the total number of outstanding employee stock options is 623,034, and the fee hereunder is calculated on the basis of this number times the $4.00 per share purchase price, although not all such outstanding options are "in the money" and subject to the Option Payments.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   2,948.94(1)
                            432.65(2)
                          --------
                          3,381.59

Form or Registration No.: Schedule TO-T(1)
                          Schedule TO-T(Amendment No. 2)(2)

Filing Party: Perkins Papers Ltd.
              Perkins Acquisition Corp.

Date Filed: September 8, 2000(1)
            September 25, 2000(2)


/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    /X/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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

    This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended and supplemented on September 21 (Amendment No. 1), September 25 (Amendment No. 2), October 3 (Amendment No. 3), October 6 (Amendment No.4), October 13 (Amendment No. 5), October 20 (Amendment No. 6), October 27 (Amendment No. 7), November 6 (Amendment No.
8), and November 14, 2000 (Amendment No. 9) (the "Schedule TO") relating to the offer by Perkins Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Perkins Papers Ltd., a Canada corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Wyant Corporation, a New York corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 as amended and supplemented (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is a subsidiary of Cascades Inc., a Quebec corporation ("Cascades"). This Amendment to Schedule TO is being filed on behalf of the Purchaser and Parent.

    Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

On Friday, November 17, 2000, the Purchaser was informed by the Depositary that a total of 2,211,830 Shares, representing approximately 97.4% of the outstanding Shares, had been validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted all of these Shares for payment.

On Friday, November 17, 2000, Parent announced that it had completed its acquisition of the Company through a merger of the Purchaser into the Company. As a result of this merger, which became effective on Friday, November 17, 2000, each Share not owned by the Purchaser was converted into the right to receive $4.00 in cash, without interest. The Shares were delisted from the Nasdaq SmallCap Market prior to the opening of business on Friday, November 17, 2000.

ITEM 11. ADDITIONAL INFORMATION.

On November 17, 2000, Parent and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(ix) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

      (a)(5)(ix) Press release issued by Parent and the Company on
                 November 17, 2000.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PERKINS ACQUISITION CORP.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                                         Title: President

                                                       PERKINS PAPERS LTD.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                               Title: President and Chief Executive
                                                                             Officer
Dated: November 17, 2000


                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
*(a)(1)(A)     Offer to Purchase dated September 8, 2000.

*(a)(1)(B)     Letter of Transmittal.

*(a)(1)(C)     Notice of Guaranteed Delivery.

*(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

*(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

*(a)(1)(G)     Joint Press Release issued by Parent and the Company on
               August 30, 2000.

*(a)(1)(H)     Summary Advertisement published September 8, 2000.

*(a)(5)(i)     Press Release issued by Parent on September 21, 2000.

*(a)(5)(ii)    Press Release issued by Parent on October 3, 2000.

*(a)(5)(iii)   Press Release issued by Parent on October 6, 2000.

*(a)(5)(iv)    Press Release Issued by Parent on October 13, 2000.

*(a)(5)(v)     Press Release Issued by Parent on October 20, 2000.

*(a)(5)(vi)    Press Release Issued by Parent on October 27, 2000.

*(a)(5)(vii)   Press Release Issued by Parent on November 6, 2000.

*(a)(5)(viii)  Press Release Issued by Parent on November 14, 2000.

 (a)(5)(ix) Press Release issued by Parent and the Company on November 17, 2000.

 (b)           Not applicable.

 (c)           Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of August 30, 2000, among Parent, the Purchaser and the Company.

*(d)(2)        Stock Purchase Agreement dated August 30, 2000, among
               Parent, the Purchaser and James A. Wyant and certain members of his family.

*(d)(3)        Confidential Disclosure and Standstill Agreement dated June
               28, 2000, between Cascades Inc. and the Company.

 (d)(4)        Letter Agreement dated October 26, 2000 among Parent, the
               Purchaser, the Company and James A. Wyant and certain members of his family amending the Stock Purchase Agreement.

 (e)           Not applicable.

*(f)           Appraisal rights. New York Business Corporation Law Section
               910, "Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange"; Section
               623, "Procedure to enforce shareholders' right to receive payment for shares".

 (g)           Not applicable.

 (h)           Not applicable.


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*Previously filed.